Mail Stop 4561

January 23, 2008

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
1725 Fairway
Jenkintown, PA 19046

> **Re:**   **American Realty Capital Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 16, 2008**
> **File No. 333-145949**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Amendment to Form S-11, filed on December 22, 2007, that was provided to us by counsel.

1.   Please file the consents of the individuals who will be named independent directors. Refer to Rule 438 of Regulation C.

Exhibit 5 – Opinion of Proskauer Rose LLP

2.   We note that you have provided a revised opinion that covers the options being registered on this registration statement. Counsel must opine that the options are binding obligations under the state contract law governing the option agreement, which in this case appears to be Maryland law. We note, however, that Proskauer Rose has limited its opinion to federal law. Please provide a revised opinion that opines on the appropriate law. If Proskauer Rose intends to rely on the opinion of Venable, please provide a revised opinion for Venable that addresses the legality of the options. In addition, please ensure that the first paragraph of the Proskauer Rose opinion includes a reference to the options being registered.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Yelena Simonyuk
        Proskauer Rose LLP